Jupitermedia Corporation
                           23 Old Kings Highway South
                                Darien, CT 06820


July 21, 2006

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kelly McCusker, Staff Accountant


Re:  Jupitermedia Corporation
     Form 10-K for the year ended December 31, 2005
     File No. 000-26393
     ------------------

Dear Ms. McCusker:

We are in receipt of the letter dated June 22, 2006 from the Securities and Exchange Commission, Division of Corporation Finance (the "Staff") regarding Jupitermedia Corporation's Form 10-K for the year ended December 31, 2005. As discussed with you on July 6, 2006, the following response to the aforementioned letter is being submitted by July 21, 2006, the extended deadline for our response that you kindly granted to us when we spoke.

In the June 22nd letter, the Staff asked that we provide it with information regarding the following:

Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 9, Acquisitions, Dispositions and Discontinued Operations, page 61

1. Related to your acquisitions of Creatas, LLC and PictureArts Corporation, please explain to us the primary reasons for each acquisition and include similar disclosure in future filings. In addition, please tell us what specifically contributed to such a significant portion of the purchase price being allocated to goodwill. In your response, please identify any items included in goodwill that are not separable under paragraph 39 of SFAS 141.

Securities and Exchange Commission
July 21, 2006
Page 2

Creatas
-------

On March 7, 2005, we acquired Creatas, L.L.C. ("Creatas"), the parent company of Dynamic Graphics, Inc. and PictureQuest Acquisition Company, L.L.C., and their many stock photo and related graphics brands (collectively the "Dynamic Graphics Group"), for $38.2 million in cash and 1,483,074 restricted shares of Jupitermedia common stock valued at $21.6 million when issued. The common stock was valued in accordance with Emerging Issues Task Force Issue 99-12. The purchase price was subject to certain post closing adjustments.

The primary reason for the acquisition of Creatas was that the Dynamic Graphics Group provided us with a sales force to sell imagery directly to third party customers. Prior to this acquisition, our primary means of selling images was by online sales and through the use of third party distributors. To help our Jupiterimages business grow, we believed that it was essential for us to have our own sales force to sell our own imagery and, therefore, we targeted Creatas for acquisition. We believed that by having our own sales force we would be able to better compete against the much larger companies in the stock imagery business such as Getty Images, Inc. ("Getty") and Corbis Corporation ("Corbis") which have their own direct sales forces.

At the time of the acquisition, Dynamic Graphics Group offered a variety of resources for the graphic design community including: royalty-free and rights-managed stock image content; a royalty-free subscription image service; trade publications; and creative services events and training. Dynamic Graphics Group distributed royalty-free content (photography, footage, illustration, typography and other design tools) through its Creatas brand (www.creatas.com). Dynamic Graphics Group also included PictureQuest (www.picturequest.com), an image resource distributing more than 500,000 royalty-free and rights-managed images from over 50 of the world's leading photo agencies, many exclusive to PictureQuest. Dynamic Graphics Group also provided images through its professional subscription images service, Liquid Library (www.liquidlibrary.com). Dynamic Graphics Group published STEP Inside Design Magazine, Dynamic Graphics Magazine, SBS Digital Design newsletter and Photoshop Fix newsletter. In addition, the company offered design workshops and seminars conducted by industry leaders through its Dynamic Graphics Training. Dynamic Graphics Group was also represented through a third party distribution network in 46 countries.

The total purchase price has been allocated to the assets and liabilities based on our estimates of their respective fair values. The following table summarizes the purchase price allocation of the acquisition of Dynamic Graphics Group (in thousands):



   Cash and cash equivalents....................................................  $       1,334
   Accounts receivable, net.....................................................          5,015
   Prepaid expenses and other...................................................            713
   Property, plant and equipment................................................          5,724
   Domain names.................................................................          3,900
   Image library................................................................            840
   Customer relationships.......................................................            280
   Supplier contracts...........................................................            300
   Subscriber base..............................................................            460


Securities and Exchange Commission
July 21, 2006
Page 3


   Web site development costs...................................................          1,120
   Goodwill.....................................................................         52,914
   Deferred income taxes........................................................          1,864
                                                                                   --------------
   Total assets acquired........................................................         74,464
                                                                                   --------------
   Accounts payable.............................................................         (8,900)
   Accrued payroll and related expenses.........................................           (547)
   Accrued expenses.............................................................         (2,142)
   Deferred revenue.............................................................         (3,049)
                                                                                   --------------
   Total liabilities assumed....................................................        (14,638)
                                                                                   --------------
    Net assets acquired..........................................................  $     59,826
                                                                                   ==============

The intangible assets subject to amortization are being amortized on a straight-line basis over periods ranging from three to fifteen years. We obtained a third party valuation of certain intangible assets from a nationally recognized public accounting firm in order to prepare our purchase price allocation.

The primary reason for a large portion of the purchase price of Creatas being allocated to goodwill is that the most significant asset being acquired, the Dynamic Graphics Group sales team, is not an asset that is considered to be separately identifiable under Statement of Financial Accounting Standards ("SFAS") No. 141. The Dynamic Graphics Group sales team consisted of approximately 90 individuals who had significant experience and training in selling stock imagery. These individuals had worked together for many years and there was familiarity within the members of the team. They had established a well known reputation of customer service within the industry that was integrated through training of all the members of the team.

We believe that it would have taken many years and considerable effort to build such a team of individuals ourselves. We face significant competitive disadvantages in competing with the much larger companies in the stock imagery business such as Getty and Corbis and therefore, we believed it was in our best interests to acquire an organization with an established sales team rather than building such a team over many years.

We had made many image acquisitions prior to our acquisition of the Dynamic Graphics Group as we began to invest in the stock image industry. We believed that owning our own image content was critical to our success. As we continued to acquire content, we realized that to fully realize the benefits of the collections we had acquired, we could not rely on the very large stock image distributors such as Getty. The distribution agreements with Getty provided unfavorable terms with regard to the royalties we earned. The Dynamic Graphics Group sales team provided us the opportunity to have greater control over our own sales. The Dynamic Graphics Group sales team also provided us the opportunity to distribute our wholly owned imagery that previously had never been sold by Dynamic Graphics and to expand our reach.

The only item in goodwill that we have identified that is not separable from goodwill under paragraph 39 of SFAS No. 141 is the Dynamic Graphics Group workforce.

Securities and Exchange Commission
July 21, 2006
Page 4


PictureArts
-----------

On July 18, 2005, Jupitermedia acquired PictureArts Corporation ("PictureArts") for $63.2 million in cash, subject to certain post-closing adjustments. The acquisition includes PictureArts' brands: Brand X Pictures, FoodPix, Botanica and Nonstock, as well as its image distribution business. The acquisition of PictureArts expanded Jupitermedia's Online images segment.

The primary reason for the acquisition of PictureArts was to acquire high quality rights-managed and royalty-free image collections and imagery. We believed that in order to compete in the image industry with the much larger stock imagery businesses, such as Getty and Corbis, we needed to increase our ownership of high quality rights-managed and royalty-free image collections and images. PictureArts Corporation, a distinctive source for unique images, creates, licenses and distributes outstanding images through specialized collections. PictureArts offers a variety of resources to advertisers, designers, publishers and other communications professionals and provides appropriate image solutions for their visual communication needs. PictureArts distributes its own Brand X Pictures brand (www.brandxpictures.com), a collection of high-end, royalty-free stock photography. PictureArts' FoodPix brand (www.foodpix.com), is a specialty library of rights-managed food and beverage images. PictureArts also includes the Botanica collection (www.botanica.com), a rights-managed photography collection that focuses on botanical images mixed with current lifestyle concepts and trends. PictureArts' Nonstock brand (www.nonstock.com) is a rights-managed photography collection with one focus: avoiding the ordinary. PictureArts has sales and creative offices in South Pasadena, CA and New York City and serves its international base of customers through multiple distribution channels worldwide.

The total purchase price has been allocated to the assets and liabilities based on our estimates of their respective fair values. We have just recently obtained a third party valuation of certain intangible assets from a nationally recognized public accounting firm and we are in the process of reviewing it internally as part of our June 30, 2006 financial close process. As we are in the process of reviewing the allocation of the purchase price relating to the acquisition of PictureArts, it is subject to refinement. The final allocation will be provided in our Quarterly Report on Form 10-Q for the period ended June 30, 2006. The following table summarizes our preliminary purchase price allocation of the acquisition of PictureArts (in thousands):

Securities and Exchange Commission
July 21, 2006
Page 5


   Cash and cash equivalents....................................................  $       2,678
   Accounts receivable, net.....................................................          3,717
   Taxes receivable.............................................................          2,057
   Prepaid expenses and other...................................................             82
   Property, plant and equipment................................................            410
   Domain names.................................................................          1,500
   Image library................................................................          1,280
   Customer relationships.......................................................          1,310
   Supplier contracts...........................................................          6,400
   Non-compete agreements.......................................................            180
   Goodwill.....................................................................         55,007
                                                                                   --------------
   Total assets acquired........................................................         74,621
                                                                                   --------------
   Accounts payable.............................................................         (4,311)
   Accrued payroll and related expenses.........................................           (399)
   Accrued expenses.............................................................            (45)
   Deferred taxes...............................................................         (6,478)
   Other long-term debts........................................................           (136)
                                                                                   --------------
  Total liabilities assumed....................................................         (11,369)
                                                                                   --------------
  Net assets acquired..........................................................  $       63,252
                                                                                   ==============

The intangible assets subject to amortization are being amortized on a straight-line basis over periods ranging from three to fifteen years.

At the time of our acquisition of PicturesArts, approximately 45% of PictureArts' revenues were derived from a distribution agreement with Getty. Based on past actions, we expected that following our acquisition of PictureArts, Getty would terminate its distribution agreement with PictureArts. Therefore, we ascribed no value to this agreement resulting in a large portion of the purchase price being allocated to goodwill. We considered the probable loss of the Getty contract in determining the price paid for the acquisition. We believed that the sales force we acquired as part of the Creatas acquisition would be able to replace the lost revenues provided by Getty by selling the PictureArts images directly to our customers. Getty, in fact, terminated all agreements with PictureArts on August 19, 2005, with an effective date of December 16, 2005. To date, we have partially replaced the effect of the loss of this distribution agreement.

The only item in goodwill that we have identified to date that is not separable from goodwill under paragraph 39 of SFAS No. 141 is the PictureArts workforce.

                                    * * * * *

Securities and Exchange Commission
July 21, 2006
Page 6


We hereby acknowledge that:
o We are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission;
o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    * * * * *

Thank you for your consideration of our response. Should you have any additional questions, please do not hesitate to call me directly at (203) 662-2964.





                                                  Very truly yours,

                                                  /s/  Christopher S. Baudouin

                                                  Christopher S. Baudouin
                                                  Chief Financial Officer